

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 5, 2007

Via FAX and U.S. Mail

Marshall D. Smith, Chief Financial Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway East, Suite 1200
Houston, Texas 77060

> **Re: Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letters Dated March 5, 2007 and January 5, 2007**
> **File No. 000-29370**

Dear Mr. Smith:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Karl Hiller
                      Branch Chief